Exhibit 99.2

IN THE GRAND COURT OF THE CAYMAN ISLANDS

FINANCIAL SERVICES DIVISION

Cause No. FSD 204 of 2025

IN THE MATTER OF SECTIONS 14 TO 16 AND 86 OF THE COMPANIES ACT

(2025 REVISION)

AND IN THE MATTER OF ORDER 102 OF THE GRAND COURT RULES

(AS REVISED)

AND IN THE MATTER OF ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

壹賬通金融科技有限公司

NOTICE OF COURT MEETING

NOTICE IS HEREBY GIVEN that, by an order (the “Order”) dated September 16, 2025 (Cayman Islands time) made in the above matter, the Grand Court of the Cayman Islands (the “Grand Court”) has directed a meeting (the “Court Meeting”) of the holders of Scheme Shares (as defined in the Scheme mentioned below) to be convened and held for the purpose of considering and, if thought fit, approving (with or without modifications) a scheme of arrangement (the “Scheme”) proposed to be made between OneConnect Financial Technology Co., Ltd. (the “Company”) and the Scheme Shareholders (as defined in the Scheme) and that the Court Meeting will be held at 2:30 p.m. on Tuesday, October 28, 2025 (Hong Kong time) at Oasis Room, 8/F, Renaissance Hong Kong Harbour View Hotel, which is at 1 Harbour Road, Wan Chai, Hong Kong at which all holders of Scheme Shares are invited to attend.

A copy of the Scheme and a copy of the Explanatory Memorandum (as defined in the Scheme) explaining the effect of the Scheme are incorporated in the composite scheme document of which this notice forms part (the “Scheme Document”), which has been despatched to the holders of Scheme Shares. A copy of the Scheme Document can also be obtained by the holders of Scheme Shares from the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Holders of Scheme Shares (other than those who are unable to vote as detailed in the Scheme Document) may attend and vote in person at the Court Meeting or they may appoint another person (who must be an individual), whether a member of the Company or not, as their proxy to attend and vote in their stead. A PINK form of proxy for use at the Court Meeting is enclosed with the Scheme Document. The completion and return of the PINK form of proxy will not preclude a holder of Scheme Shares from attending and voting in person at the Court Meeting, or any adjournment thereof, if he/she so wishes and, in such event, the PINK form of proxy previously submitted will be revoked by operation of law.

In the case of joint registered holders of a Scheme Share, any one of such persons may vote at the Court Meeting, either personally or by proxy, in respect of such Scheme Share as if he/she was solely entitled thereto. However, if more than one of such joint holders is present at the Court Meeting personally or by proxy, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding. In the case of a holder of Scheme Shares that is a corporation, the holder of Scheme Shares may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its corporate representative at the Court Meeting and exercise the same powers on behalf of the corporate holder of Scheme Shares as if the corporate holder of Scheme Shares was an individual holder of Scheme Shares.

Beneficial holders of Scheme Shares (including ADS Holders) should contact the registered holder or their broker, custodian or nominee, promptly to receive information on voting.

The PINK form of proxy for use at the Court Meeting, together with the power of attorney (if any) or other authority (if any) under which it is signed, or a certified copy thereof, must be lodged at the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible, but in any event no later than 48 hours before the time appointed for holding the Court Meeting or any adjournment thereof. Alternatively, the PINK form of proxy may be handed to the chairman of the Court Meeting at the Court Meeting (who shall have absolute discretion as to whether or not to accept it).

By the Order, the Court has appointed Mr. Wing Kin Anthony Chow, an independent non-executive Director, or failing him, Mr. Koon Wing Ernst Ip, an independent non-executive Director, to act as chairman of the Court Meeting and has directed the chairman of the Court Meeting (or a person duly authorised by the chairman of the Court Meeting) to report the results of the Court Meeting to the Court.

The Scheme is subject to the subsequent sanction of the Grand Court as set out in the Explanatory Memorandum contained in the Scheme Document.

Dated: September 23, 2025

By order of the Court

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Registered office:	Principal place of business in Hong Kong:
PO Box 309	Room 2701
Ugland House	Central Plaza
Grand Cayman KY1-1004	18 Harbour Road
Cayman Islands	Wanchai, Hong Kong

Notes:

1.	For the purpose of determining the entitlements of the holders of Scheme Shares to attend and vote at the Court Meeting, the Meeting Record Date will be Thursday, October 9, 2025. In order to qualify to vote at the Court Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, before 4:30 p.m. on Thursday, October 9, 2025.

2.	If the Court Meeting is seriously affected by a typhoon or a severe weather condition in Hong Kong, the Company may postpone the Court Meeting to a later date as agreed between the Company and the Offeror, and the Company will publish an announcement on the website of the Hong Kong Stock Exchange (www.hkexnews.hk) to notify the Shareholders of the new date, time and place of the rescheduled Court Meeting. For the avoidance of doubt, the Court Meeting may still be held as scheduled during a typhoon or a severe weather condition in Hong Kong. Shareholders should decide on their own whether they would attend the Court Meeting under severe weather condition bearing in mind their own situations.